Exhibit 107

Exhibit (b)

FILING FEES

	Transaction Valuation		Fee Rate		Amount of Filing Fee
Fees to be Paid	$713,725	(1)	.0001102	(2)	$78.65
Fees Previously Paid	-				-
Total Transaction Valuation	$713,725	(1)
Total Fees Due for Filing					$78.65
Total Fees Previously Paid					-
Total Fee Offsets					-
Net Fee Due					$78.65

(1)	Estimated for purposes of calculating the filing fee only. The amount is based upon the offer to purchase all of the Fund’s outstanding shares of beneficial interest as of December 31, 2022, at a price of $20 per share.

(2)	Based on the current fee rate, effective 10/1/2022 to 9/30/2023, of $110.20 per $1,000,000.